Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

City Office REIT, Inc.

We consent to the use of our report dated February 27, 2019, with respect to the consolidated balance sheets of City Office REIT, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three year period ended December 31, 2018, the related notes, and financial statement schedule III (collectively, the “consolidated financial statements”), incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the presentation of restricted cash in the consolidated statements of cash flows, due to the adoption on January 1, 2018 of ASU 2016-18, Statement of Cash Flows: Restricted Cash.

/s/ KPMG LLP

Chartered Professional Accountants

August 6, 2019
Vancouver, Canada